SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Amendment No.1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SUNRISE REAL ESTATE GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86770K

(CUSIP Number)

Lin Chi Jung No. 638 Hengfeng Road, Fl. 25, Bldg A, Shanghai, PRC 200070
(Tel.) + 86-21-6167-2855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 with copies to:

Steven W. Schuster, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, NY 10016

August 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAME OF REPORTING PERSON ACE Develop Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP\ (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,511,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,511,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.34%*
14	TYPE OF REPORTING PERSON* HC

* The calculation of percentage ownership is based on 28,691,925 shares of Common Stock outstanding as of November 21, 2013, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2013 filed on December 6, 2013.

1	NAME OF REPORTING PERSON Lin, Chi Jung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,511,400**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER** 24,511,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.34%
14	TYPE OF REPORTING PERSON IN

** Lin, Chi Jung owns 100 percent of the issued and outstanding stock of ACE Develop Properties Limited and is the Chief Executive Officer of ACE Develop Properties Limited. Mr. Lin has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by the Reporting Persons.

This Amendment No.1 (the “Amendment”) is being filed on behalf of 1) ACE Develop Properties Limited and 2) Lin, Chi Jung. This Amendment relates to ACE’s purchase of common stock of the Issuer.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the common stock, par value $0. 01 per share (the "Common Stock"), of Sunrise Real Estate Group, Inc., a Texas corporation (the "Company" or the "Issuer"), with its principal executive offices located at Suite 701, No. 333, Zhaojiabang Road, Shanghai, PRC 200032. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 24,511,400, which constitutes approximately 50.34% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This statement is filed by on behalf of (1) ACE Develop Properties Limited (“ACE”) and 2) Lin, Chi Jung. Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ACE Develop Properties Limited, a British Virgin Island corporation, has a principal business address at No. 638 Hengfeng Road, Fl. 25, Bldg A,, Shanghai, PRC 200070.

Mr. Lin, a citizen of Taiwan, is the Chief Executive Officer and 100% shareholder of ACE, and the President, Chief Executive Officer and a Director of the Issuer, with a principal business address at No. 638 Hengfeng Road, Fl. 25, Bldg A,, Shanghai, PRC 200070.

The principal business of ACE Develop Properties Limited is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 20, 2014, ACE entered into a Stock Purchase Agreement with the Issuer to purchase 20 million shares of the Common Stock of the Issuer for a purchase price of $1,700,000. The consideration of such purchase was paid by using ACE’s own funds. ACE’s purchase of the shares was consummated on August 30, 2014.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock of the Issuer in the ordinary course of their business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Beneficial Ownership:

As of August 21, 2014, ACE is the record and beneficial owner of 24,511,400 shares of Common Stock of the Issuer. As is the Chief Executive Officer and 100% shareholder of ACE, Mr. Lin indirectly owns the 24,511,400 shares of Common Stock. Based on 28,691,925 shares of Common Stock outstanding as of November 21, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

(b)	Power to Vote and Dispose of the Issuer Shares:

ACE and Mr. Li have the sole power to vote and dispose of the 24,511,400 shares of Common Stock owned by ACE.

(c)	Transactions Effected During the Past 60 Days:

Except as provided in Item 4, no transactions in the common stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons in the last sixty (60) days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A.

Item 7.	Material to be Filed as Exhibits

Share Purchase Agreement dated as of August 20, 2014 by and between the Issuer and Ace Development Properties Limited, previously filed with the Current Report on Form 8-K on August 21, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2014	ACE Develop Properties Limited By:/s/ Lin, Chi Jung Lin, Chi-Jung, President and Sole Board of Director and Shareholder
By:/s/ Lin, Chi Jung Name: Lin, Chi Jung